Interbrew

THE WORLD'S LOCAL BREWER

02060235

02 DEC -5 AM 9:15

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 29 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew sells Rostocker Brauerei to Brau und Brunnen

Brussels, 29 November 2002

Interbrew, The World's Local Brewer©, is pleased to announce it has reached agreement for the sale of Rostocker Brauerei to Brau und Brunnen, subject to regulatory approval by the competition authorities. The sale will not impact Interbrew's income statement.

The Rostocker Brauerei has been part of Interbrew since February 2002, when the Beck & Co acquisition was completed. During the subsequent period, which saw the integration of both Beck & Co and Diebels into the Interbrew family, it became apparent that the Rostocker Brauerei and its brands would not provide a natural fit with Interbrew's portfolio. As a result, Interbrew could not provide the optimal platform for further growth of Rostocker Brauerei and its brands.

"We are pleased with this agreement. Brau und Brunnen is one of the leading players in the north-eastern part of Germany and is therefore a logical, preferred partner for Rostocker Brauerei," commented Dieter Ammer, Regional President Germany, Southern Europe and Export of Interbrew. "Within Brau und Brunnen's presence in the Mecklenburg-Vorpommern area, Rostocker Brauerei will enjoy new opportunities to develop."

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com